Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by SPAC from its X account on August 20, 2025:

The following communications were made by SPAC from its X account on August 22, 2025:

The above-mentioned communication included a clip from an interview with Live from MarketSite that Andrejka Bernatova, Chief Executive Officer of SPAC, appeared on and that was published on August 22, 2025. A link to that interview can be found at https://www.nasdaq.com/videos/dynamix-corporation. The following is a transcription of the interview:

Kristina Ayanian: From Nasdaq market site. I’m your host, Kristina Ayanian. And joining me today is Andrejka Bernatova, founder, chairman and CEO of Dynamics Corporation. Andrea, thank you so much for joining. Welcome back to Nasdaq.

Andrejka Bernatova: Thank you for having me. Great to be back.

Kristina Ayanian: Now you announced the business combination with the ether machine. What drew you to this company?

Andrejka Bernatova: You know this is our second SPAC. We are by training and background and experience energy and infrastructure people. And we believe that fundamentally, the companies that should be public in the first place should be taken public via SPAC. And that was the case for the ether machine. You know, the companies in a space that’s extremely high growth space over the next short, medium and long term, that’s number one. Uh, you know, it’s sort of interesting because the industry is, you know, becoming household at this point. And that’s something that’s incredibly important from a fundamentals perspective. The second piece is it’s an extremely strong management team that’s fully dedicated to the ether machine. Um, and they are looking to really create a lot of value via acquisition of ether staking, staking, DeFi and, you know, just really high quality, the highest quality team that, um, that you can imagine in the space. Um, and the third piece, Andrew Keys, one of the founders of Ether Machine, is contributing over 600 million of value of ether, which is the biggest contribution in the space to date. And obviously, they chose a high level of confidence in the company and in the space itself. So those three were really the guiding principles for us to, um, merge with Ether Machine.

Kristina Ayanian: That’s amazing. So going off of your points, why was a SPAC the right vehicle to take the ether machine to the public markets?

Andrejka Bernatova: So, um, you know, there’s obviously a lot going on in the space. You see daily announcements in the ether and bitcoin space. And, um, you know, the speed to market was a really important component for the ether machine, uh, to, to to pursue a SPAC route. That’s number one. And number two is, you know, there’s obviously a lot that goes into an IPO and it generally takes a long time, but also a lot of sort of knowledge and know how. We’ve taken a number of companies public via IPO and SPAC and, you know, can be very instrumental in the SPAC process as well as potentially after. And the numbers really speak for themselves.

Kristina Ayanian: What are some of the key components of the financial structure that really boosts investor confidence?

Andrejka Bernatova: Yeah, so our financing was about a billion and a half of financing. This is the largest financing announced in the space since 2021. That’s at $10 a share. So you know again really unique in the SPAC space. And you know, one of the really instrumental pieces, when you are taking a company public or when you are public is the balance sheet. And so, you know, we’re very proud with the sort of war chest that Ether Machine has out of the gate and is really being able, with a strong balance sheet, taking advantage of the ether market.

Kristina Ayanian: The company has an incredible story. What is that cross between the energy and the digital asset space that interests you the most?

Andrejka Bernatova: Yeah. So we view the Ethereum space sort of as the next phase of Solve infrastructure assets. Obviously they are different industries and energy and infrastructure as well as Ethereum. However, there are a lot of commonalities. So obviously you have the underlying commodity if you will. So ether in this case and you know other commodities in our previous lives you have the high need for large capital spend. So again that’s that’s you know similarities between our two spaces. And you have a, you know, a real importance in terms of technical knowledge. And there’s another piece that Ether Machine has, you know, a sort of gathered a team of Avengers, if you will, to really take advantage of creating value in the company and not just being a treasury company. It’s really enhancing the value of, of the business in, you know, in addition to just being a traditional treasury company. So, you know, we see the Ethereum space sort of as the next phase of digital infrastructure. And really, if you miss sort of mobile or iCloud waves, this is, you know, your next opportunity to really create some value in a very high quality company.

Kristina Ayanian: It really is the future. We’re living in a pivotal time.

Andrejka Bernatova: Yes. I think I was just describing this to somebody over the weekend. You know, the real exciting thing about Ethereum in general is that we are at a stage where obviously you have a lot of regulatory support with the Genius Act and current administration that provides sort of the base of the next phase of growth. Second, it’s been here, you know, the ether has been around for the past decade. So we are sort of in the second stage of true, um, you know, large scale growth embraced by very large institutions like JP Morgan, like Deutsche Bank, like Blackrock and Robinhood and others. So it’s really sort of entering the, I would say, supercharged growth at this stage in a, in a proven secure market. And, and it’s almost like Christina is changing our mindset. Right. It’s the same when we when Bill Gates was doing interviews about internet and nobody could really understand what he was talking about, but now it’s just an instrumental part of our lives. We feel the same way about ETH. It’s just going to be, you know, a medium to long term. Just such an important part of our lives and completely changed the way that we behave from a daily perspective. So that’s something that’s, you know, really exciting to to us, that sort of large scale implementation from institutional to retail investors.

Kristina Ayanian: So building off of that momentum, how do you expect ether to grow over the coming years?

Andrejka Bernatova: So I think we’re starting from a great base again, having a billion and a half of war chest of ether as well as cash and balance sheets. So that’s number one coming out of the door. Uh, and then second piece, obviously being public and going public, you know, one of the biggest advantages is the ability to attract large amounts of capital, um, and being able to one acquire additional ether, but also create value via staking and risk taking and really creating a significant underlying yield for investors. That’s attractive from an investment perspective.

Kristina Ayanian: And we’re very excited to partner with you and follow you on your journey in this next chapter. Thank you so much for joining.

Andrejka Bernatova: Thank you Christina. Thanks for having me.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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